Filed by Montpelier Re Holdings Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Montpelier Re Holdings Ltd.

Commission File No.: 001-31468

Dear Colleagues:

This morning we announced that Montpelier has agreed to be acquired by Endurance Specialty Holdings, and the attached joint press release describes the transaction.

Endurance’s approach to doing business is a great fit with our own, and the combination of Montpelier and Endurance will provide enhanced scale and broader product and geographic diversity for our business partners.  Our commitment to creating value for our shareholders will not change, and our ability to do so will only get stronger as a combined company.

The transaction is subject to regulatory and shareholder approvals and is expected to close in the third quarter of this year. Until that time, we will continue to operate as separate companies.

We will be holding a Town Hall meeting on the ground floor of Montpelier House today at 11:00 AM Bermuda time to discuss this announcement.  Those of you in the U.K. and U.S. offices can dial into the meeting using any of the dial-in numbers below.

In addition, Endurance will host a conference call about the transaction for the investment community this morning beginning at 9:30 AM Bermuda time.  Those of you who are interested should feel free to listen in using the dial-in information listed in the press release.

I want to thank you for everything you have done, and continue to do, to serve our clients and to make our company successful.

I look forward to speaking with you later this morning.

Dial-In Numbers

2090 (from any Montpelier Cisco phone)

+1-781-313-8003

+44 (0)20 3608 7417

+1-888-992-0520

+1-441-299-7550

Conference ID: 525783

Additional Information and Where to Find It

The proposed transaction will be submitted to Montpelier shareholders for their consideration.  The issuance of Endurance ordinary shares to Montpelier shareholders in the merger will be submitted to shareholders of Endurance for their consideration.  This communication is not a solicitation of any vote or approval and is not a substitute for the joint proxy statement/prospectus or any other documents which Endurance or Montpelier may send to their respective shareholders in connection with the proposed transaction.  Montpelier and Endurance intend to file relevant materials with the SEC, including Endurance’s registration statement on Form S-4 that will include a joint proxy statement of Montpelier and Endurance that also constitutes a prospectus of Endurance.  Investors and security holders are urged to read all relevant documents filed with the SEC, including the joint proxy statement/prospectus, because they will contain important information about the proposed transaction.  Investors and security holders will be able to obtain copies of the S-4, including the joint proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov, or free from Montpelier by contacting Laura Newhook at (441) 278-5067 or laura.newhook@montpelierre.bm or for free from Endurance by contacting Investor Relations at (441) 278-0988 or investorrelations@endurance.bm.  Such documents are not currently available.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  No offering of securities shall be made except by means of a joint proxy statement/prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in Solicitation

Montpelier and Endurance and their directors and executive officers are deemed to be participants in any solicitation of Montpelier and Endurance shareholders in connection with the proposed transaction.  Information about Montpelier’s directors and executive officers is available in Montpelier’s definitive proxy statement, dated March 26, 2014, for its 2014 annual general meeting of shareholders.  Information about Endurance’s directors and executive officers is available in Endurance’s definitive proxy statement, dated April 9, 2014, for its 2014 annual general meeting of shareholders.

Endurance Specialty Holdings to Acquire Montpelier Re Holdings

Increases Endurance’s Scale and Market Presence

Broadens Capabilities Through Addition of Lloyd’s Franchise

Adds Established Third Party Capital Management Franchise

Accretive to Endurance Earnings Per Share and Return on Equity

PEMBROKE, Bermuda, March 31, 2015 — Endurance Specialty Holdings Ltd. (NYSE: ENH) (“Endurance” or the “Company”) and Montpelier Re Holdings Ltd. (NYSE: MRH) (“Montpelier”) today announced that they have entered into a definitive merger agreement pursuant to which Endurance will acquire Montpelier for consideration of 0.472 shares of Endurance and $9.89 in cash for each Montpelier common share, which represents $40.24 per Montpelier common share, or $1.83 billion in aggregate, based on Endurance’s closing price on March 30, 2015.

John R. Charman, Endurance’s Chairman and Chief Executive Officer, said, “Endurance’s strategic acquisition of Montpelier represents a compelling value creation opportunity for Endurance’s shareholders, with accretion to earnings per share and return on equity.  As a result of the transaction, we expect to achieve meaningful transaction synergies through cost savings and greater capital efficiencies.  Importantly, the acquisition materially increases our breadth of distribution with the addition of a good-sized and scalable Lloyd’s platform and an attractive property catastrophe business that complements our existing reinsurance portfolio.  The acquisition also provides Endurance with a natural introduction to the business of managing insurance and reinsurance investment products for third-party capital investors.  Montpelier’s historic high quality portfolio reflects a disciplined approach to underwriting that is consistent with Endurance’s strong risk management and underwriting culture.”

Under the terms of the agreement, the aggregate consideration for the transaction will consist of $450 million in cash and approximately 21.5 million Endurance ordinary shares, which are valued at approximately $1.4 billion based on Endurance’s closing price on March 30, 2015.  The cash portion of the consideration will be funded through a pre-closing dividend paid by Montpelier to its common shareholders.  Following completion of the transaction, Montpelier’s existing shareholders will own approximately 32% of Endurance’s outstanding ordinary shares.

The acquisition price of $40.24 per Montpelier common share, based on Endurance’s closing price on March 30, 2015, represents a 19% premium to Montpelier’s unaffected closing price per common share as of the close of business on December 10, 2014.  The acquisition price also represents a multiple of 1.21x Montpelier’s fully converted book value per common share as of December 31, 2014.

Christopher Harris, Montpelier’s President and Chief Executive Officer, said, “This transaction with Endurance provides significant value for Montpelier shareholders through up-front cash and an equity interest in a combined Endurance with enhanced scale, greater market presence and substantial product and geographic diversity.  The combination of our balance sheets, our diverse underwriting platforms and high-quality books of business is a compelling opportunity for our shareholders, customers and distribution partners.”

For the twelve months ended December 31, 2014, the two companies had pro forma gross premiums written of $3.6 billion.  Endurance common shareholders’ equity will increase from $2.8 billion to $4.1 billion, total capital will increase from $3.7 billion to $5.5 billion, and total cash and invested assets will increase from $6.7 billion to $9.3 billion on a pro-forma basis.  Endurance expects to achieve more than $60 million of annual run-rate cost savings and to realize meaningful capital efficiencies from the acquisition.  The transaction is expected to be immediately accretive to earnings per share and return on equity, excluding non-recurring integration and transaction costs.

Endurance’s Board of Directors will be expanded at closing to include three of Montpelier’s current directors.  Endurance’s senior management team will lead the combined company from its Bermuda headquarters.

The agreement has been unanimously approved by both companies’ Boards of Directors.  The transaction is expected to be completed in the third quarter of 2015 and is subject to the approval of both companies’ shareholders, regulatory approvals and the satisfaction of customary closing conditions.  Funds affiliated with Charlesbank Capital Partners have agreed to vote their Montpelier common share stake in favor of the proposed transaction.

Endurance’s financial advisors in connection with the transaction are Morgan Stanley & Co. LLC and Jefferies LLC, and its legal counsel is Skadden, Arps, Slate, Meagher & Flom LLP.  Montpelier’s financial advisor in connection with the transaction is Credit Suisse Securities (USA) LLC, and its legal counsel is Cravath, Swaine & Moore LLP.

Investment Community Conference Call

Endurance will host a conference call beginning at 8:30 a.m. Eastern Time on March 31, 2015 to discuss the transaction with interested investors and shareholders.  The conference call may be accessed by calling 888-256-9154 (international +1-913-312-0855) and entering passcode 9082882.  Those who intend to participate in the conference call should register at least ten minutes in advance to ensure access to the call.  A telephone replay of the conference call will be available through April 14, 2015 by dialing 888-203-1112 or +1-719-457-0820 (international) and entering the pass code: 9082882.  The slides for the presentation, as well as a webcast, can be accessed at the Investor Relations section of the Endurance website, www.endurance.bm.  An online replay of the webcast will be available shortly following the conclusion of the live broadcast.

About Endurance Specialty Holdings Ltd.

Endurance is a global specialty provider of property and casualty insurance and reinsurance. Through its operating subsidiaries, Endurance writes agriculture, casualty and other specialty, professional lines and property, marine and energy lines of insurance and catastrophe, property, casualty, professional lines and specialty lines of reinsurance. We maintain excellent financial strength as evidenced by the ratings of A (Excellent) from A.M. Best (XV size category) and A (Strong) from Standard and Poor’s on our principal operating subsidiaries.  Endurance’s headquarters are located at Waterloo House, 100 Pitts Bay Road, Pembroke HM 08, Bermuda and its mailing address is Endurance Specialty Holdings Ltd., Suite No.

784, No. 48 Par-la-Ville Road, Hamilton HM 11, Bermuda.  For more information about Endurance, please visit www.endurance.bm.

About Montpelier Re Holdings Ltd.

Montpelier, through its operating subsidiaries, is a premier provider of global property and casualty reinsurance and insurance products. Additional information can be found in Montpelier’s public filings with the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this press release may include, and Endurance may make related oral, forward-looking statements which reflect our current views with respect to future events and financial performance. Such statements may include forward-looking statements both with respect to us in general and the insurance and reinsurance sectors specifically, both as to underwriting and investment matters. These statements may also include assumptions about our proposed acquisition of Montpelier (including its benefits, results, effects and timing). Statements which include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements in this press release for purposes of the U.S. federal securities laws or otherwise. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or may be important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the effects of competitors’ pricing policies, greater frequency or severity of claims and loss activity, changes in market conditions in the agriculture insurance industry, termination of or changes in the terms of the U.S. multiple peril crop insurance program, a decreased demand for property and casualty insurance or reinsurance, changes in the availability, cost or quality of reinsurance or retrocessional coverage, our inability to renew business previously underwritten or acquired, our inability to maintain our applicable financial strength ratings, our inability to effectively integrate acquired operations, uncertainties in our reserving process, changes to our tax status, changes in insurance regulations, reduced acceptance of our existing or new products and services, a loss of business from and credit risk related to our broker counterparties, assessments for high risk or otherwise uninsured individuals, possible terrorism or the outbreak of war, a loss of key personnel, political conditions, changes in accounting policies, our investment performance, the valuation of our invested assets, a breach of our investment guidelines, the unavailability of capital in the future, developments in the world’s financial and capital markets and our access to such markets, government intervention in the insurance and reinsurance industry, illiquidity in the credit markets, changes in general economic conditions and other factors described in our Annual Report on Form 10-K for the year ended December 31, 2014.

Additionally, the proposed transaction is subject to risks and uncertainties, including: (A) that Endurance and Montpelier may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) uncertainty as to the actual premium of the Endurance share component of the proposal that will be realized by Montpelier shareholders in connection with the transaction; (D) uncertainty as to the long-term value of Endurance ordinary shares; (E) failure to realize the anticipated benefits and synergies from the proposed transaction, including as a result of failure or delay in integrating Montpelier’s businesses into Endurance; (F) the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; (G) the inability to retain key personnel; (H) any changes in general economic and/or industry specific conditions; and (I) the outcome of any legal proceedings to the extent initiated against Endurance, Montpelier and others following the announcement of the proposed transaction, as well as Endurance and Montpelier management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Endurance’s most recent report on Form 10-K and the risk factors included in Montpelier’s most recent report on Form 10-K and other documents of Endurance and Montpelier on file with the Securities and Exchange Commission (“SEC”).  Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Endurance will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Endurance or its business or operations. Except as required by law, the parties undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

The issuance of Endurance ordinary shares to Montpelier shareholders in the merger will be submitted to shareholders of Endurance for their consideration.  The proposed merger will be submitted to shareholders of Montpelier for their consideration.  This press release is not a solicitation of any vote or approval and is not a substitute for the joint proxy statement/prospectus or any other documents which Endurance or Montpelier may send to their respective shareholders in connection with the proposed merger.

This press release does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  No offering of securities shall be made except by means of a proxy statement/prospectus meeting the requirements of the Securities Act of 1933, as amended.

ENDURANCE AND MONTPELIER SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED MERGER WHEN IT IS FILED, AND ANY AMENDMENT OR SUPPLEMENT THERETO THAT MAY BE FILED, WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Endurance at the Investor Relations contact below.

Participants in the Solicitation

Endurance and Montpelier and their directors and executive officers are deemed to be participants in any solicitation of Endurance and Montpelier shareholders in connection with the proposed merger.  Information about Endurance’s directors and executive officers is available in Endurance’s Definitive Proxy Statement, dated April 9, 2014, for its 2014 Annual General Meeting of shareholders and Form 8-K, dated November 26, 2014.  Information about Montpelier’s directors and executive officers is available in Montpelier’s Definitive Proxy Statement, dated March 26, 2014, for its 2014 Annual General Meeting of shareholders and Form 8-K, dated May 15, 2014.

All references in this press release to “$” refer to United States dollars.

The contents of any website referenced in this press release are not incorporated by reference herein.

Contacts:

For Endurance Specialty Holdings Ltd.

Investor Relations

Phone: +1 441 278 0988

Email: investorrelations@endurance.bm

Media Relations

Mark Semer and Thomas Davies

Kekst and Company

Phone: 212 521 4802/4873

Email: mark-semer@kekst.com and tom-davies@kekst.com

For Montpelier Re Holdings Ltd.

Ruth Pachman and James David

Kekst and Company

Phone: 212 521 4891/4825

Email: ruth-pachman@kekst.com and james-david@kekst.com

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